Exhibit 1.01

Neogen Corporation

Conflict Mineral Report

2022

Company Overview

Neogen Corporation develops, manufactures and markets a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, genetic modifications, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. Our diagnostic test kits are generally easier to use and provide quicker results than conventional diagnostic methods. The majority of the test kits are disposable, single-use, immunoassay and DNA detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Our expanding line of food safety products also includes genomics-based diagnostic technology, and advanced software systems that help testers to objectively analyze and store their results and perform analysis on the results from multiple locations over extended periods.

Neogen’s Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodenticides, cleaners, disinfectants, insecticides and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors. Our line of drug detection products is sold worldwide for the detection of abused and therapeutic drugs in animals and animal products, and has expanded into the workplace and human forensic markets.

Description of Neogen’s Reasonable Country of Origin Inquiry and Due Diligence

Neogen has designed and implemented a conflict minerals compliance plan intended to comply with Rule 13p-1. Neogen, in accordance with the Organization for Economic Co-operation and Development (OECD), conducts a supply chain assessment based upon OECD’s established five-step framework:

1.
Establish strong company management systems:
a.
Continue to build and improve upon the internal conflict minerals team to help maintain Neogen’s policy, reporting requirements, and a sustainable process for the future.
2.
Identify and assess risk in the supply chain:
a.
Assess existing and new suppliers via a supplier quality questionnaire to identify any potential conflict minerals in the supply chain;
b.
Survey those suppliers that have been identified by submitting the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template (CMRT); and
c.
Monitor Neogen’s ERP system, which includes identification of conflict minerals within the supply chain.
3.
Design and implement a strategy to respond to identified risks:
a.
Conduct a Reasonable Country of Origin Inquiry for suppliers who submit a CMRT;
b.
Maintain a conflict minerals risk management plan to alleviate supplier risk; and
c.
Search for alternate suppliers if the current supplier does not provide a conflict minerals response.
4.
Carry out independent third-party audit of supply chain due diligence:
a.
Neogen does not have sufficient information to determine whether its products are free of 3TG that originate in the Democratic Republic of the Congo (DRC). Therefore, an independent private sector audit is not required at this time.

5.
Report annually on supply chain due diligence:
a.
Neogen files a Form SD with the SEC annually; and
b.
Using our supply chain due diligence processes, the Company hopes to further develop transparency into the supply chain.

Results of Neogen’s RCOI and Due Diligence

After reviewing the submitted Conflict Minerals Reporting Template (CMRTs) from the surveyed suppliers, a review of Neogen’s products was performed. Through database-driven reports of Neogen’s end products and the information provided by suppliers, we identified four companies that supplied Neogen with 3TG products during the 2022 calendar year. Despite having conducted a good faith reasonable country of origin inquiry and due diligence, Neogen was unable to determine the origin of the 3TG in its supply chain due to insufficient information returned from its suppliers. 3TG is necessary to the functionality of certain Neogen products and must rely on third party suppliers to provide these components.

Independent Private Sector Audit

Neogen does not have enough information to determine or identify the origin of Conflict Minerals reported by their suppliers for parts and/or components purchased during the 2022 calendar year. As such, an independent private sector audit is not required at this time.

Forward Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our reasonable country of origin process and to mitigate the risk associated with sourcing of our conflict minerals. All forward-looking statement involve risk and uncertainty. Risk that may cause these forward-looking statements to be inaccurate include: lack of cooperation or progress by our employees and suppliers, and our suppliers’ respective suppliers and smelters; or these plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC. Except as required by law, we disclaim any obligation to update information contained in the forward-looking statement whether because of new information, future events, or otherwise.